UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 14, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                   No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    Stock Exchange Announcement dated 01 October 2014 entitled ‘VODAFONE EXPANDS HIGH-SPEED NETWORK CONNECTIONS FOR ENTERPRISE IN AMERICAS’

2.                                    Stock Exchange Announcement dated 02 October 2014 entitled ‘DIRECTORATE CHANGE’

3.                                    Stock Exchange Announcement dated 14 October 2014 entitled ‘PARTNERSHIP TO USE MOBILE PHONES TO BOOST PRODUCTIVITY AND INCOMES OF 30,000 TANZANIAN FARMERS’

4.                                    Stock Exchange Announcement dated 14 October 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.                                    Stock Exchange Announcement dated 14 October 2014 entitled ‘VODAFONE GREECE ACQUIRES NEW SPECTRUM’

6.                                    Stock Exchange Announcement dated 31 October 2014 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

RNS Number : 1712T

01 October 2014

Vodafone EXPANDS HIGH-SPEED NETWORK CONNECTIONS FOR ENTERPRISE IN AMERICAS

·     Expansion will provide customers with 212 points of presence worldwide, including 42 across the USA, Canada, South America and Latin America

·     Multi-protocol label switching (MPLS)-enabled network to connect global businesses across more than 150 countries

·     Vodafone now offers most expansive global network by both reach and depth in the industry

Vodafone announced today a more than threefold increase in the number of points of presence (PoPs) available to enterprise customers across the USA, Canada and South America, enabling global businesses to gain the benefit of global internet protocol virtual private network (IP-VPN) services from a single supplier. The global MPLS-enabled network will ultimately connect 212 PoPs across Europe, Asia, Africa, Middle East and the Americas. This expansion will complement Vodafone-operated fixed and mobile networks in 17 countries, creating the most expansive global MPLS network by both reach and depth in the industry.

Vodafone will establish an additional 21 PoPs in North America and 12 in South America and Latin America, each of which will be in locations close to Vodafone’s major enterprise customer sites, high-density populations and data centre locations. Over the coming months, Vodafone will connect more than 67 countries directly, rising to more than 150 countries via partner networks.

Vodafone’s fully managed network is designed to meet the demands of complex multinational businesses, using a range of technologies from IP-VPN, global ethernet to secure internet access to connect locations and employees. Vodafone’s application-aware next-generation networks carry a full range of IP-based data, video and voice services to support organisations’ transition to unified communications and cloud computing.

Vodafone Global Enterprise President of the Americas region, Chuck Pol, said: “We’re putting the very best next-generation infrastructure where our customers need it and  investing for the future by giving businesses access to the world’s most expansive network by depth and reach. For the first time, multinational customers in the Americas region can benefit from global end-to-end services supplied by a single supplier.”

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For further information:

Vodafone Group Media Relations

www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

Vodafone IP-VPN services

Vodafone combines the world’s most extensive network with a flexible, globally consistent service experience, offering customers a dedicated portal to allow real-time network management and a single interface for access to all Vodafone IP-VPN features and services. Vodafone’s next generation IP-VPN network also offers proactive and predictive assurance, including proactive monitoring of quality of service in the both the network and applications.

02 October 2014

RNS: 2738T

VODAFONE GROUP PLC

(‘the Company’)

DIRECTORATE CHANGE

In accordance with Listing Rule 9.6.14, the Company announces that it has been advised that, following an Initial Public Offering, Rocket Internet AG (“Rocket”) began trading on the Frankfurt Stock Exchange on 2 October 2014.  Philip Yea, a Non-Executive Director of the Company, has been an independent Non-Executive Director of Rocket since 1 September 2014.

END

RNS Number : 1675U

14 October 2014

Partnership to use mobile phones to boost productivity and incomes of 30,000 Tanzanian farmers

-    Public-private partnership between Vodafone, USAID and TechnoServe

-    Agribusiness Olam International to use mobile technology to improve farmers’ livelihoods

The Connected Farmer Alliance (CFA), a public-private partnership between Vodafone Group, the US Agency for International Development (USAID) and not-for-profit organisation TechnoServe, has today announced its first commercial agreement to use mobile technology to increase the productivity of thousands of low-income, smallholder farmers in Tanzania.

Under the agreement between the CFA, agribusiness Olam International and Vodacom Tanzania*, around 30,000 of Olam’s coffee, cotton and cocoa smallholder farmers in Tanzania will benefit from:

·       farming advice via text message;

·       notifications about upcoming training sessions and events;

·       real-time information about changes in market prices; and

·       the introduction of mobile money transfer using Vodafone’s M-Pesa service in place of cash from December 2014 onwards, giving farmers greater control over their finances and increasing security.

TechnoServe will also provide training for Olam International staff and farmers.

The agreement will lead to increased productivity and revenues for smallholding farmers supplying cash crops to Olam. The creation of a mobile-enabled supply chain will also provide considerable benefits for Olam, including:

·       increased transaction security through the adoption of M-Pesa, reducing cash transportation costs and improving Olam’s ability to monitor and trace transactions;

·       enhanced communications with farmers, strengthening relationships and building greater loyalty; and

·       greater business efficiency as digital systems replace paper-based transactions and records.

Vodafone Group Regional CEO, Africa, Middle East and Asia Pacific Region Serpil Timuray,said: “Mobile communications offer major opportunities to advance human development - from providing access to education and health information to helping boost productivity in the agriculture sector. In this case, mobile services are being used to enhance farmers’ lives and transform business performance at all points of the agricultural value chain. These partnerships have a powerful effect in helping rural communities develop new skills and grow revenues. Vodafone is committed to using its technology to help improve the livelihoods of smallholder farmers around the world.”

Olam Environmental & Social Manager, South and East Africa Jeremy Dufour, said: “Working with the CFA, we can put agriculture expertise, accurate data and payments in to the hands of smallholder farmers in real time and at considerable scale, no matter how remote. This helps to improve yields and farmer livelihoods while our business benefits from smarter operations and lower costs. Ongoing evaluation from the farmers will be fed back in to the programme.”

TechnoServe Vice President Global Development Simon Winter, said: “Seventy-five per cent of the world’s poor live in rural areas, with the vast majority dependent on agriculture for all or part of their incomes. Growth in the agricultural sector, therefore, has been shown to be at least twice as effective at reducing poverty as growth in other sectors. Tanzania is a model example of this. But unlike in more developed countries, its farmers do not have sophisticated technology and infrastructure to rely on. This programme will help to change that.”

- ends -

For further information:

Vodafone Group Media Relations

www.vodafone.com/media/contact

Note to Editors

*Vodacom Tanzania is a subsidiary of VodacomGroup, whose majority owner is Vodafone Group.

About Connected Farmer Alliance (CFA)

The Connected Farmer Alliance (CFA) is a public-private partnership that seeks to promote commercially sustainable mobile agriculture solutions and increase productivity and revenues for 500,000 smallholder farmers across Kenya, Tanzania and Mozambique. The programme also aims to increase revenues for agribusinesses and agricultural value chain service providers.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436 million mobile customers and nine million fixed broadband customers. For more information, please visit: www.vodafone.com

About Vodacom Group

Vodacom is an African mobile communications company providing voice, messaging, data and converged services to around 50 million active customers. From our roots in South Africa, we have grown our operations to include networks in Tanzania, the Democratic Republic of Congo, Mozambique and Lesotho. Vodacom is majority owned by Vodafone, one of the world’s largest mobile communications companies by revenue. We’re listed on the JSE Limited and our head office is in Johannesburg, South Africa. www.vodacom.com

About Olam International Limited

Olam International is a leading agribusiness operating across the value chain, supplying various products across 16 platforms to over 13,800 customers worldwide. From a direct presence in more than 65 countries with sourcing and processing in most major producing countries, Olam has built a global leadership position in many of its businesses. Headquartered in Singapore and listed on the SGX-ST on February 11, 2005, Olam is a component stock in the Straits Times Index (STI), MSCI Singapore Free, S&P Agribusiness Index and the DAXglobal Agribusiness Index. Olam is the only Singapore firm to be named in the 2009, 2010 and 2012 Forbes Asia Fabulous 50, an annual list of 50 big-cap and most profitable firms in the region. It is also the first and only Singapore company to be named in the 2009 lists for the Global Top Companies for Leaders and the Top Companies for Leaders in the Asia Pacific region by Hewitt Associates, the RBL Group and Fortune.

About USAID

The U.S. Agency for International Development is leading the U.S. Government’s efforts to end extreme poverty and promote resilient, democratic societies. More information: www.usaid.gov

About TechnoServe

TechnoServe works with enterprising people in the developing world to build competitive farms, businesses and industries. We are a nonprofit organization that develops business solutions to poverty by linking people to information, capital and markets. Our work is rooted in the idea that given the opportunity, hardworking men and women in even the poorest places can generate income, jobs and wealth for their families and communities. With more than four decades of proven results, we believe in the power of private enterprise to transform lives. www.technoserve.org

RNS Number: 2308U

14 October 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 13 October 2014 that on 10 October 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 196.55p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	126
Matthew Kirk	126
Ronald Schellekens	126

END

RNS Number : 3022U

14 October 2014

VODAFONE GREECE ACQUIRES NEW SPECTRUM

Vodafone Greece has acquired spectrum in the 800 MHz band and 2600 MHz band following the auction coordinated by EETT, the national regulatory authority for the telecommunications and postal services market.  The total amount payable is €124.5m and the spectrum licences are for 15 years.

Vodafone will utilise the spectrum acquired, along with the spectrum it holds in the 1800 MHz band, to expand its geographical 4G coverage as well as further enhance its indoor 4G signal quality.

Vodafone Greece CEO and Chairman Glafkos Persianis said: “This investment in spectrum enables us to increase our coverage and deliver faster, more reliable communications to our customers.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com

31 October 2014

RNS: 7663V

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,812,671,898 ordinary shares of US$0.20 20/21 of which 2,308,155,259 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,504,516,639.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary